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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 1-14337

        (Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F
        |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR

        For Period ended:    December 31, 2004
                             ---------------------------------------------

        |_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F

        |_| Transition Report on Form N-SAR  |_| Transition Report on Form 11-K

        For the Transition Period ended
                                        --------------------------------------

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________
______________________________________________________________________________


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                                     PART I

                             REGISTRANT INFORMATION

        Full name of registrant     Penton Media, Inc.
                                    ------------------------------------------

        Former name if applicable
                                    ------------------------------------------

        Address of principal executive office (Street and number)
                                                        1300 East Ninth Street
                                                        ----------------------

        City, state and zip code     Cleveland, Ohio  44114
                                   -------------------------------------------

                                     PART II
                             RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be
      [X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Penton Media Inc. (the "Company") announced in a Form 8-K filed on March 28, 2005 that it will be restating its consolidated financial statements for the years 2002 and 2003 and interim periods through September 30, 2004. Because the analysis and preparation of the financial statements for the periods affected by the restatement is not yet complete, we will not be in a position to file our 2004 Form 10-K by March 31, 2005.



                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Preston L. Vice                              (216) 696-7000
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         (Name)                             (Area Code)  (Telephone Number)
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        (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        |X| Yes   |_| No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        |X| Yes   |_| No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Penton Media, Inc. reported a net loss of $87.8 million for the year ended December 31, 2003 which included a non-cash charge of $19.0 million to establish a valuation allowance against the Company's net federal and state deferred tax assets. On March 24, 2005, the Company's management concluded that the Company's previously issued consolidated financial statements should be restated to increase income tax expense for the years 2004, 2003 and 2002 to correct the computation of our valuation allowance for deferred tax assets over those periods. Management reached this conclusion following a comprehensive review of the Company's deferred tax assets and deferred tax liabilities. The Company has determined that certain deferred tax liabilities had been incorrectly offset against its deferred tax assets. Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," taxable temporary differences related to indefinite-lived intangible assets or tax-deductible goodwill (for which reversal cannot be anticipated) should not be offset against deductible temporary differences for other indefinite-lived intangible assets or tax-deductible goodwill when scheduling reversals of temporary differences.

        The Company evaluated the materiality of the correction on its consolidated financial statements and concluded that the cumulative effects of the corrections were material to its annual consolidated financial statements for 2004, 2003 and 2002 and the related quarterly consolidated financial statements for such periods. As a result, the Company concluded that it will restate its previously issued consolidated financial statements to recognize the impact of the correction, as well as other accounting adjustments that were deemed in earlier periods to be immaterial. The expected cumulative effect of these corrections is an increase in stockholders' deficit at December 31, 2003 and September 30, 2004 of approximately $16.0 million to $18.0 million and $18.0 million to $20.0 million, respectively.

        The Company expects to file the corrections to its annual financial data in its annual report on Form 10-K for the year ended December 31, 2004. The Company's Form 10-Q for each quarter of 2004 will also be amended to reflect all necessary corrections. The Company currently is in the process of determining the effect on its assessment of its internal control structure as a result of these corrections.

        As a result of the Company's determination to restate its consolidated financial results as discussed above, the annual and related quarterly consolidated financial statements for the years ended December 31, 2003 and 2002 as well as the quarterly consolidated financial statements for each of the quarters in the period ended September 30, 2004 should no longer be relied upon.



         Penton Media, Inc.
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         (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 31, 2005           By   /s/ Preston L. Vice
      ---------------------       ---------------------
                               Name:  Preston L. Vice
                               Title:   Chief Financial Officer